NO ACT

PE
01/27/2012



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


12025380

January 27, 2012

Ronald O. Whitford, Jr.
Lorillard, Inc.
cwhitford@lortobco.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-27-12

Re: Lorillard, Inc.

Dear Mr. Whitford:

This is in regard to your letter dated January 27, 2012 concerning the shareholder proposal submitted by the Province of St. Joseph of the Capuchin Order for inclusion in Lorillard's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Lorillard therefore withdraws its January 11, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Charles Kwon
Special Counsel

cc: Michael H. Crosby
Corporate Responsibility Agent
Province of St. Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233

Lorillard, Inc.

Ronald O. Whitford, Jr.
Associate General Counsel
and Assistant Secretary

(336) 335-7717
Fax: (336) 335-7707
Email: cwhitford@lortobco.com

January 27, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Withdrawal of No Action Request Regarding Rule 14a-8 Shareholder Proposal Filed by the Province of St. Joseph of the Capuchin Order

Ladies and Gentlemen:

I am writing on behalf of Lorillard, Inc., a Delaware corporation ("Lorillard" or the "Company"), with regard to a letter dated January 11, 2012 (the "No Action Request") seeking that the staff of the Division of Corporation Finance of the Securities and Exchange Commission concur that Lorillard could properly exclude the shareholder proposal (the "Proposal") submitted by the Corporate Responsibility Agent of the Province of St. Joseph of the Capuchin Order (the "Proponent"), from the proxy solicitation materials to be distributed by Lorillard in connection with its 2012 annual meeting of shareholders.

A letter from the Proponent, received on January 25, 2012, stating that the Proposal has been voluntarily withdrawn by the Proponent is enclosed as Exhibit A. In reliance on Proponent's letter, the Company hereby withdraws the No Action Request relating to its ability to properly exclude the Proposal pursuant to Rule 14a-8 of the Securities Exchange Act of 1934. Please contact the undersigned should you have any questions or comments regarding this matter.

Sincerely,



Ronald O. Whitford, Jr.

Enclosure

cc: (Rev) Michael H. Crosby
Corporate Responsibility Agent
Province of St. Joseph of the Capuchin Order

Corporate Office:
714 Green Valley Road
Greensboro, NC 27408

Mail to:
P.O. Box 10529
Greensboro, NC 27404-0529

Exhibit A

Corporate Responsibility Office

Province of St. Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
414-406-1265

January 24, 2012

Ronald O. Whitford, Jr., Associate General Counsel and Assistant Secretary
Lorillard, Inc.
714 Green Valley Road
Greensboro, NC 27408

Dear Mr. Whitford:

Thank you for your Dec. 19, 2011 letter informing us of concerns related to technicalities raised in our filing letter and accompanying resolution of December 2, 2011. I also appreciate our subsequent conversations last week and today.

While we believe we have merit in the content of our resolution (about which you disagree) but would not be able to sustain your SEC challenge on the technicality raised when we used the wrong legal name for the Company, we accede to your arguments in that matter.

Consequently I hereby inform you in writing what I have indicated verbally: that, on behalf of the Province of St. Joseph of the Capuchin Order, I hereby withdraw the resolution we filed on December 2, 2011. I ask that you so inform the SEC that they need not act on your "no action" letter.

I realize that the Company has made it clear it does not desire the content of our resolution with us; thus we may want to bring up the issue at the annual meeting at an appropriate time.

We are thankful for your support of your North Carolina tobacco suppliers (Alliance One and Universal Leaf) in their agreement to work in support of a "multistakeholder meeting" to address concerns related to tobacco farmworkers there.

Sincerely yours,



(Rev) Michael H. Crosby, OFMCap
Corporate Responsibility Agent



Ronald O. Whitford, Jr.
Associate General Counsel
and Assistant Secretary

(336) 335-7717
Fax: (336) 335-7707
Email: cwhitford@lortobco.com

January 11, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934 - Section 14(a),
Rule 14a-8; Omission of Shareholder Proposal
Filed by the Province of St. Joseph of the Capuchin Order

Ladies and Gentlemen:

I am writing on behalf of Lorillard, Inc., a Delaware corporation ("Lorillard" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") of Lorillard's intention to exclude the shareholder proposal (the "Proposal") submitted by the Corporate Responsibility Agent of the Province of St. Joseph of the Capuchin Order (the "Proponent"), from the proxy solicitation materials to be distributed by Lorillard in connection with its 2012 annual meeting of shareholders (the "2012 Proxy Materials").

In accordance with Rule 14a-8, we hereby respectfully request that the Staff confirm that no enforcement action will be recommended against Lorillard if the Proposal is omitted from the 2012 Proxy Materials. In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its exhibits are being e-mailed to the Staff at shareholderproposals@sec.gov. Lorillard intends to commence distribution of the 2012 Proxy Materials on or about April 5, 2012. In accordance with Rule 14a-8(j), this letter is submitted not less than 80 days before Lorillard files the 2012 Proxy Materials with the Commission, and a copy of this submission is being sent simultaneously to the Proponent.

Introduction – The Proposal

On December 7, 2011 (the deadline for submission of shareholder proposals for the 2012 annual meeting of shareholders (the "2012 Annual Meeting") established pursuant to Rule 14a-8(2)(e)), Lorillard received by mail the following Proposal:

"RESOLVED: that Lorillard Tobacco Company's Board of Directors create a special ethics committee to review any and all efforts of our Company to ensure shareholders that its products and product promotions, as far as is possible, are not undermining efforts of governments at any level to adopt laws and practices that will free Americans from the negative consequences of use of our tobacco products."

Attached as Exhibit A hereto is a copy of the Proposal and the supporting statement.

The Proposal's supporting statement makes clear that the Proponent is concerned primarily with the Company's decision to challenge the U.S. Food and Drug Administration's (the "FDA") requirement that tobacco companies place pictorial evidence of the consequences of using tobacco products on all cigarette packages as a violation of the First Amendment. Specifically, the supporting statement provides that the "Company joined others in successfully challenging a Food and Drug Administration Requirement that tobacco companies place pictorial evidence of the consequence of using our products on all cigarette packages in September, 2012. Consequently, in the name of pursuing 'freedom of speech' more people will find their freedom of choice compromised by becoming addicted to our products."

Basis for Exclusion

Lorillard intends to exclude the Proposal from its 2012 Proxy Materials. We have set forth the grounds that we believe allow Lorillard to omit the Proposal from the 2012 Proxy Materials under Rule 14a-8(f) due to the Proponent's failure to establish eligibility to submit the Proposal pursuant to Rule 14a-8(b)(2). We further believe that the Proposal is deficient on substantive grounds because (i) the Proposal relates to Lorillard's ordinary business operations pursuant to Rule 14a-8(i)(7), (ii) the Proposal has been substantially implemented pursuant to Rule 14a-8(i)(10) and (iii) the Proposal is inherently vague and indefinite pursuant to Rule 14a-8(i)(3).

Analysis

I. Lorillard May Exclude The Proposal From The 2012 Proxy Materials Because The Proponent Failed To Establish Eligibility to Submit the Proposal Pursuant to Rule 14a-8(b)(2).

The Proposal may be properly excluded from the Company's 2012 Proxy Materials under Rule 14a-8(b)(2) and Rule 14a-8(f)(1) due to the Proponent's failure to provide proof of stock ownership for the requisite one-year period after timely notice of the deficiency by the Company. Rule 14a-8(f)(1) provides that a shareholder proposal may be excluded from a company's proxy materials if the proponent fails to meet the eligibility and procedural requirements of Rule 14a-8(a) through (d). Rule 14a-8(b)(1) provides that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the shareholder submits the proposal and must continue to hold these securities through the date of the meeting. If the proponent is not a registered shareholder, the proponent must provide proof of ownership in one of the two methods specified in Rule 14a-8(b)(2)(i) and (ii). Under Rule 14a-8(b)(2)(i), the proponent must submit a written statement from the record holder of the shares verifying that, at the time the proponent submitted the proposal, the proponent continuously held the shares for at least one year. Where the proponent fails to satisfy the eligibility requirements at the time the proposal is submitted, the company must notify the proponent in writing of the deficiency within 14 calendar days of receiving the proposal. The proponent's response must be postmarked or transmitted electronically no later than 14 days from the date the proponent receives the company's notification. If the proponent fails to correct the deficiency within the required time frame, the company may exclude the proposal.

As mentioned above, the Company received the Proposal on December 7, 2011. The Proposal was not accompanied by any proof of stock ownership and the Proponent does not appear on Company records as a "record holder." Therefore, the Company was unable to verify that the Proponent held the Company's stock for the requisite one-year period as required under Rule 14a-8(b)(1). In addition, the letter accompanying the Proposal stated that "the Province of St. Joseph of the Capuchin Order has continuously owned at least $2,000 worth of *Lorillard Tobacco Company* common stock for over one year and will be holding this stock through next year's annual meeting..." (emphasis added).

Therefore, in accordance with Rule 14a-8(f)(1), in a letter dated December 19, 2011, within 14 days of receiving the Proposal, the Company notified the Proponent (the "Deficiency Notice") that the Proposal did not meet the eligibility and procedural requirements of 14a-8 for the following reasons: (i) the statement of eligibility related to the ownership of Lorillard Tobacco Company's ("LTC") common stock and LTC's common stock is not "entitled be voted on the proposal at the meeting" as LTC is a wholly owned subsidiary of Lorillard; (ii) the Proponent did not enclose written proof of the required holdings of Lorillard's common stock from the record holder verifying that, in accordance with Rule 14a-8(b)(1), at the time the Proposal was submitted, the Proponent owned Lorillard's common stock for at least one year (although the Proponent did state that "verification of this ownership will be coming to you under separate cover," such verification language related to LTC's common stock); and (iii) no statement was made complying with 14a-8(b) representing that the Proponent intends to hold Lorillard's common stock through the date of the Lorillard's 2012 Annual Meeting. A copy of the Deficiency Notice is attached hereto as Exhibit B hereto.

As required by Rule 14a-8(f), we also advised the Proponent that a response with the appropriate documentation of ownership must be postmarked or transmitted electronically within 14 days of receipt of the Deficiency Notice. For the Proponent's reference, a copy of Rule 14a-8 was enclosed with the Deficiency Notice. Our tracking information, attached as Exhibit C hereto, indicates that the Deficiency Notice was received by the Proponent on December 20, 2011. Accordingly, the deadline for the Proponent to submit their response to the Deficiency Notice was January 3, 2012.

On December 22, 2011, the Proponent submitted a letter from Kenneth Dorger of Fourth Street Performance Partners, the Proponent's investment adviser, which attached ownership letters from BNY Mellon and Charles Schwab and Company (the "Broker Letter"), which related to the

Proponent's beneficial ownership of LTC's common stock. A copy of the Broker Letter is attached hereto as Exhibit D.

The Proponent's failure to submit a revised proposal and the Broker Letter fail to satisfy the eligibility and procedural requirements of 14a-8(b)(2) for the following reasons: (i) the statement of eligibility was not revised and relates to the ownership of LTC's common stock and LTC's common stock is not "entitled to be voted on the proposal at the meeting"; (ii) the written statement and any proof from the "record" holder of the Proponent's securities was solely with respect to LTC's common stock, and no verification of ownership or proof was submitted establishing the required holdings of Lorillard's common stock (therefore, no verification in accordance with 14a-8(b)(2)(i) was received); and (iii) the Broker Letter includes a statement from Kenneth Dorger of Fourth Street Performance Partners that "The Province of St. Joseph of the Capuchin Order Corporate Responsibility Account has also informed us that they intend to hold the security through next year's annual meeting." This does not satisfy the requirement under Rule 14a-8(b)(2)(i) that "You [a Proponent] must also include your [the Proponent's] own written statement that you [the Proponent] intend to continue to hold the securities through the date of the meeting of shareholders" because the statement must be made by the Proponent, and not the broker or investment adviser, as is the case in the Broker Letter. Lorillard has received no other response to the Deficiency Notice.

Because the deficiencies were not cured within 14 days of Lorillard having provided the Proponent with the notice of the deficiencies via the Deficiency Notice, the Proposal may be excluded from the 2012 Proxy Materials under Rule 14a-8(b)(2)(i) and Rule 14a-8(f)(1).

II. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because It Addresses Matters Related to Lorillard's Ordinary Business Operations.

Lorillard believes that the Proposal may be properly omitted from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(7), which permits the omission of a shareholder proposal that deals with a matter relating to the ordinary business of a company. See Exchange Act Release No. 34-12999 (Nov. 22, 1976). The core basis for exclusion under Rule 14a-8(i)(7) is to safeguard the authority of a company's board of directors to manage the business and affairs of the company. In the 1998 rulemaking release in which the Commission published its then-amended shareholder proposal rules, the Commission also described the two "central considerations" for the ordinary business exclusion. See Exchange Act Release No. 34-40018 (May 21, 1998) (the "Adopting Release"). With regard to the first consideration of the subject matter of the proposal, the Adopting Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day to day basis that they could not be subject to direct shareholder oversight." Id. The second consideration is "the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Id. (citing Exchange Act Release No. 12999 (Nov. 22, 1976).

Under Rule 14a-8(i)(7), the Staff considers both the resolution and the supporting statement as a whole. See Staff Legal Bulletin No. 14C, Part D.2. (June 28, 2005) ("In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole.") As a result, regardless of whether the "resolved" clause in a proposal implicates ordinary business matters, the proposal is excludable when the supporting statement has the effect of transforming the vote on the proposal into a vote on an ordinary business manner. See General Electric Co. (St. Joseph Health System and the Sisters of St. Francis of Philadelphia) (Jan. 10, 2005) and Corrections Corporation of America (Mar. 15, 2006).

The focus of the supporting statement included in the Proposal relates to the case filed by a number of cigarette companies, including Lorillard. The challenge was based upon the constitutionality of nine new cigarette graphic warning labels. The suit was filed in August 2011 and challenged the new graphic warning labels for cigarette packs, cartons and advertising on First Amendment grounds as an unconstitutional means of forcing tobacco manufacturers to disseminate the government's anti-smoking message. On November 7, 2011, Judge Richard J. Leon of the U.S. District Court of the District of Columbia granted a preliminary injunction in favor of the cigarette companies, including Lorillard.

In a number of no-action letters, the Staff has concurred that a proposal is excludable where, as here, it is directed at a Company's involvement in the political or legislative process on a specific issue relating to the Company's business. See Pepsi Co. (Mar. 03, 2011) and Bank of America (Mar. 07, 2011); see also Exchange Act Release No. 34-40018 (May 21, 1998) and Staff Legal Bulletin No. 14E (October 27, 2009). The Proposal relates to Lorillard's involvement in the legislative process on a specific issue, and not general political activities. In this respect, the Proposal is analogous to proposals focused on one specific legislative area and not general public policy efforts. The Proposal differs from proposals relating to a company's "general political activities," which typically are not excludable under Rule 14a-8(i)(7). See Archer Daniels Midland Co. (Aug. 18, 2010) (proposal not excludable because it focused primarily on the Company's general political activities and did not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate). In American Home Products Corp. (Mar. 4, 2002), a facially neutral proposal requested that the board form a committee to study the impact charitable contributions have on the business of the company and its share value. Notwithstanding the facially neutral language of the proposed resolution, the Staff concurred that because five of the "Whereas" clauses preceding the resolution referenced abortion and organizations that support or perform abortions, the measure was directed toward charitable contributions to a specific type of organization and could, therefore, be excluded under Rule 14a-8(i)(7). Similarly, in Schering-Plough Corp. (Mar. 4, 2002), the Staff concurred in the exclusion of a proposal requesting that the company form a committee to study the impact charitable contributions have on the business of the company and its share value, where each of the five statements in the proposal's preamble referenced abortion and the supporting statement centered around a discussion of Planned Parenthood. As with the proposals addressed in American Home Products Corp. and Schering-Plough Corp., here the supporting statement accompanying the Proposal devotes 16 of its 23 lines to discussion of the pictorial warning labels. Therefore, the supporting statement's extensive references to the Company's position on pictorial warning labels reveals that the Proposal is serving as a referendum on that specific issue.

The Adopting Release states that the general "underlying policy of the exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."

Lorillard's business operations are subject to numerous federal, state and local laws and regulations governing, among other things, the research, development and manufacture of cigarettes; the development of new tobacco products; the publication of health warnings on cigarette packaging and advertising; the sale of tobacco products; restrictions on smoking in public places; and fire safety standards. In addition, from time to time new legislation and regulations are proposed and reports are published by government sponsored committees and others recommending additional regulation of tobacco products. The Proposal seeks to prevent Lorillard from challenging regulations that it believes are not in the best interest of the Company, specifically, legislation or regulation related to pictorial warning labels. This type of "referendum" relates to Lorillard's ordinary business operations because it seeks to "micro-manage" Lorillard's business decisions. The decision making process involved in formulating an approach to regulatory and legislative reforms and public policies on specific legislative issues is a customary and important responsibility of management, and is not a proper subject for shareholder involvement. Lorillard's Board of Directors must be able to make decisions as to when and how to promote the best interests of Lorillard in respect to existing and proposed regulation and legislation.

III. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(10) Because It Has Been Substantially Implemented.

Under Rule 14a-8(i)(10), a proposal may be omitted if it has already been "substantially implemented." As evidenced by the no-action letters cited below, the Staff has consistently found proposals to have been substantially implemented within the scope of Rule 14a-8(i)(1) when the company already had policies and procedures in place to address the subject matter of the proposal. The Staff has taken the position that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." See Texaco Inc. (March 28, 1991); see also Exchange Act Release No. 34-20091 (Aug. 16, 1983) (adopting interpretive change "to permit the omission of proposals that have been 'substantially implemented by the issuer'"). A proposal need not be implemented in full or precisely as presented for it to be omitted as moot under Rule 14a-8(i)(10)—all that is required is that the Company has in place policies and procedures relating to the subject matter of the proposal. See Talbots Inc. (Apr. 5, 2002) (proposal requesting the company to commit itself to implementation of a code of conduct based on International Labor Organization human rights was substantially implemented where the company had established its own business practice standards).

For example, the Staff has permitted exclusion of proposals relating to political contributions where a company had substantially implemented the proposal by adopting policies and procedures for political contributions, providing such policies and procedures on its website and issuing a report on its political contributions. See Exelon Corporation (Feb. 26, 2010) and Exxon

Mobil Corp. (Mar. 23, 2009). In Exxon, the Staff permitted the company to exclude a shareholder proposal requesting more detail about payments to specified organizations in the company's report on political contributions on grounds that the company had substantially implemented the proposal. The Staff agreed that the company's disclosures were sufficient to demonstrate substantial implementation of the proposal even though the company did not disclose payments to the particular organizations requested by the proposal.

The Company believes that the Proposal has been substantially implemented, and that it may properly omit the Proposal from its 2012 Proxy Materials in accordance with Rule 14a-8(i)(10). The Proposal calls for the establishment of an ethics committee for the purpose of reviewing Lorillard's activities related to tobacco legislation. The Company already has in place policies and procedures to address the matters included in the Proposal.

The Company devotes significant time and resources to the publication of information and articles focusing on the hazards of cigarette smoking. A great deal of this type of information is posted on the Company's under the "Responsibility–Smoking and Health" tabs on its website[1] (the "Resources"). The Proposal relates to concerns regarding the need for an effort to "ensure that [Lorillard's] lethal product not to [sic] more damage than is already being done to unsuspecting people." These Resources address the concerns raised in the Proposal and the supporting statement because they educate the public about the risks and health issues relating to smoking and serve as a significant warning to the public about the risks of smoking.

In addition, Lorillard has launched a Youth Smoking Prevention Program (the "Program"), which is available under the "Responsibility–Youth Smoking Prevention" tabs on the Company's website.[2] The Youth Smoking Prevention Program is designed to discourage youth from smoking by promoting parental involvement and assisting parents in discussing the issue of smoking with their children. Lorillard is also a member of the Coalition for Responsible Tobacco Retailing which through its "We Card" program trains retailers in how to prevent the purchase of cigarettes by underage persons. In addition, Lorillard has adopted guidelines established by the National Association of Attorneys General to restrict advertising in magazines with large readership among people under the age of 18.

Each of these measures shows that Lorillard has substantially implemented the elements of the Proposal related to the Company's involvement in reducing the dependence on cigarettes. By implementing the Program and these other items, Lorillard has worked with government agencies to "adopt laws and practices that will free Americans from the negative consequences of use of our tobacco products..." (quoted text from the Proposal and supporting statement).

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[1] The link to the Resources on the Company's website is http://www.lorillard.com/responsibility/smoking-and-health/.

[2] The link to the Program on the Company's website is http://www.lorillard.com/responsibility/youth-smoking-prevention/ .

Lorillard also has adopted Corporate Principles on Marketing, Promotion and Youth Smoking (the "Principles"), which are posted on the Company's website[3] under the "Responsibility–Corporate Principles" tabs. The Principles set out Lorillard's core guidelines, restrictions, provisions and requirements which govern its marketing activities and are updated on a regular basis to comply with laws and regulations as they are adopted and implemented. By adopting and implementing these Principles, Lorillard has addressed the assertion made in the Proposal with respect to the Company's "challenging of local, state and federal efforts aimed to reduce peoples' dependency and use of tobacco, especially through efforts to impact legislation." To the contrary, Lorillard specifically states in its Principles that it "intends to strictly comply with both the letter, regulatory and other restrictions, prohibitions, requirements and guideless which govern Lorillard's marketing activities."

Lorillard's principal operating subsidiary, Lorillard Tobacco Company, is also a party to the Master Settlement Agreement among major tobacco manufacturers and 46 states and various other governments and jurisdictions (the "MSA").[4] The MSA was entered into in 1998 along with Philip Morris Incorporated, Brown & Williamson Tobacco Corporation and R.J. Reynolds Tobacco Company (the other "Original Participating Manufacturers") to settle asserted and unasserted health care cost recovery and other claims. In addition, Lorillard and certain other U.S. tobacco product manufacturers previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota (the "Initial State Settlements," and together with the MSA, the "State Settlement Agreements"). The Proponent's statement that Lorillard "vigorously fought against the Master Settlement Agreement which had companies compensate states for monies they expended for tobacco related illnesses" has also been addressed. Regardless of the actions leading up to Lorillard's execution of the MSA, Lorillard elected to enter into the MSA over 13 years ago and has been in compliance therewith since such time. Moreover, in compliance with its obligations under the MSA, Lorillard has paid billions of dollars over that time period, and these funds are used by the states for a variety of programs contemplated by the MSA to educate the public on the hazards of smoking. Most recently, in April 2011 Lorillard paid over $1 billion as required under the State Settlement Agreements. In addition, Lorillard agreed to the principles included in the Whereas clauses of the MSA as set forth below (see page 2 of the MSA). Each of these clauses demonstrates the Company's substantial implementation of the Proposal because in executing the MSA, Lorillard is required to focus on the "negative consequences of tobacco products" and work with, and not "undermine" the "efforts of governments" in connection therewith.

- WHEREAS, the Settling States and the Participating Manufacturers are committed to reducing underage tobacco use by discouraging such use and by preventing Youth access to Tobacco Products;

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[3] The link to the Principles on the Company's website is http://www.lorillard.com/responsibility/smoking-and-health/corporate-principles-on-marketing-promotion-and-youth-smoking/.

[4] A copy of the MSA is available at http://www.sec.gov/Archives/edgar/data/60086/0000060086-98-000009.txt.

- WHEREAS, the undersigned Settling State officials believe that entry into this Agreement and uniform consent decrees with the tobacco industry is necessary in order to further the Settling States' policies designed to reduce Youth smoking, to promote the public health and to secure monetary payments to the Settling States; and

- WHEREAS, the Settling States and the Participating Manufacturers wish to avoid the further expense, delay, inconvenience, burden and uncertainty of continued litigation (including appeals from any verdicts), and, therefore, have agreed to settle their respective lawsuits and potential claims pursuant to terms which will achieve for the Settling States and their citizens significant funding for the advancement of public health, the implementation of important tobacco-related public health measures, including the enforcement of the mandates and restrictions related to such measures, as well as funding for a national Foundation dedicated to significantly reducing the use of Tobacco Products by Youth.

Based on the items described above, Lorillard believes the Proposal may be excluded from the 2012 Proxy Materials because the Company has taken and continues to take actions to substantially implement the Proposal. The Principles, the MSA, the Program and the Resources all substantially implement the Proposal under Rule 14a-8(i)(10) because they fulfill the Proposal's essential objective of ensuring "shareholder's that its products and promotions, as far as possible, are not undermining efforts of governments at any level to adopt laws and practices that will free Americans from the negative consequences of use of our tobacco products."

In addition, based on the time devoted and efforts made by Lorillard's management in designing and implementing the programs described above there is no need to form a new ethics committee to oversee these actions, as requested by the Proposal. Therefore, in light of the contents of the Principles, the MSA, the Program and the Resources, and the existing oversight by the Board of Directors, we believe the Company has substantially implemented the Proposal and we request that the Staff concur that the Proposal may be excluded from the Company's 2011 Proxy Materials under Rule 14a-8(i)(10).

IV. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because It Is Inherently Vague and Indefinite.

Rule 14a-8(i)(3) provides that a company may exclude a shareholder proposal if the "proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials ...." The Staff has consistently held that vague and indefinite shareholder proposals are inherently misleading and thus excludable under Rule 14a-8(i)(3) where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004). Additionally, the Staff has concurred that a proposal may be excluded where "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." Fuqua Industries, Inc. (March 12, 1991).

At the core of the Proposal is a request that Lorillard's promotional efforts not undermine the "efforts of governments at any level to adopt laws and practices that will free Americans from the negative consequences of use of our tobacco products." However, the Proposal is not at all clear as to exactly which laws and practices will free Americans from the negative consequences of tobacco product use. Neither shareholders voting on the Proposal nor the Company in implementing the Proposal would be able to determine with any reasonable certainty which laws and practices the Proposal supports. In addition, any actions ultimately taken by the Company in implementing the Proposal could be significantly different from the actions envisioned by shareholders voting on the Proposal. Accordingly, the Proposal should be excluded as inherently vague and indefinite.

Conclusion

For the foregoing reasons, Lorillard respectfully submits that it may properly omit the Proposal from its 2012 Proxy Materials and requests that the Staff indicate that it will not recommend enforcement action to the Commission if Lorillard omits the Proposal.

If the Staff does not concur with Lorillard's position, I would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response. Pursuant to Rule 14a-8(k) and SLB 14D, the Proponent is requested to copy the undersigned on any correspondence they may choose to make to the Staff.

Sincerely,



Ronald O. Whitford, Jr.

Enclosures

cc: (Rev) Michael H. Crosby
Corporate Responsibility Agent
Province of St. Joseph of the Capuchin Order

Exhibit A

Corporate Responsibility Office

Province of St. Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
Cell: 414-406-1265

December 2 2011

Murray S. Kessler, Chairman, President and CEO
Lorillard Tobacco Company
714 Green Valley Road
Post Office Box 10529
Greensboro, NC 27404-0529

Dear Mr. Kessler:

I have been in communication with the company at various times since 2002 on issues related to tobacco availability and use and people's health. I also have received positive response from the Company to our concerns about the issue of human rights for tobacco farmworkers here and abroad. However, our underlying concern about the product remains. Thus the enclosed.

The Province of St. Joseph of the Capuchin Order has continuously owned at least $2,000 worth of Lorillard Tobacco Company common stock for over one year and will be holding this stock through next year's annual meeting which I plan to attend in person or by proxy. Verification of this ownership will be coming to you under separate cover from our broker indicating this date.

I am hereby authorized, as the Corporate Responsibility Agent of the Province, to file the enclosed shareholder resolution for inclusion in the proxy statement for the next annual meeting of the shareholders of Lorillard Tobacco Company. This is done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

I look forward to a constructive dialogue on the issue of the resolution with Lorillard, hopefully to bring this issue to a positive resolution that would have us withdrawing our resolution.

Sincerely yours,



(Rev) Michael H. Crosby, OFMCap.

enc.

LORILLARD

Create Ethics Committee

WHEREAS, Lorillard Tobacco acknowledges that using our Company's tobacco is potentially devastating. However, in the opinion of this shareholder's proponents, Lorillard has evidenced a pattern of challenging local, state and federal efforts aimed to reduce peoples' dependency and use of tobacco, especially through efforts to impact legislation.

Though Lorillard does not sell abroad, recent data compared the impact of the introduction of pictorial warnings in Australia in 2005 to that of the introduction of larger text-only warnings in the United Kingdom in 2003. Cognitive and behavioral indicators of label impact that are predictive of quit intentions and quit attempts (e.g. forgoing cigarettes because of the labels; thinking about the health risks of smoking) increased to a greater extent among smokers after the Australian pictorial warnings were introduced than they did in the United Kingdom after enhanced text-only warnings were introduced. Pictorial warnings are also cited by former smokers as an important factor in their attempt to quit and have been associated with increases in the use of effective cessation services, such as toll-free telephone "helplines." Although all warnings are subject to wear-out over time, pictorial warnings have also been shown to sustain their effects longer than text-only warning labels (see "The Impact of Pictures on the Effectiveness of Tobacco Warnings," *Bulletin of the World Health Organization* 2009; 87:640-43).

Despite such data showing that graphic warnings contribute to less smoking and, therefore less disease and deaths, our Company joined others in successfully challenging a Food and Drug Administration requirement that tobacco companies place such pictorial evidence of the consequence of using our products on all cigarette packages by September, 2012. Consequently, in the name of pursing "freedom of speech" more people will find their freedom of choice compromised by becoming addicted to our products.

Lorillard also resisted the Framework Convention on Tobacco Control created to reduce dependence on cigarettes worldwide. It also vigorously fought against the Master Settlement Agreement which had companies compensate States for monies they expended for tobacco-related illnesses.

Evidence from the North Carolina Department of Health, home to our Company, revealed that there was a 21 percent drop in emergency room admission for heart attacks during the first year of a smokefree law in that State, saving an estimated $3.4 to $4.3 million in health care costs (http://tobaccopreventionandcontrol.ncdhhs.gov/smokefreenc/docs/TPCB-2011SFNCReport-SHD.pdf).

RESOLVED: that Lorillard Tobacco Company's Board of Directors create a special ethics committee to review any and all efforts of our Company to ensure shareholders that its products and product promotions, as far as is possible, are not undermining efforts of governments at any level to adopt laws and practices that will free Americans from the negative consequences of use of our tobacco products.

Supporting Statement

Despite the fact that tobacco companies have created departments of "corporate responsibility" the practices noted above seem to continue unabated. Thus the need for such an effort to ensure our lethal product not to more damage than is already being done to unsuspecting people.

Lorillard, Inc.

Exhibit B

Ronald O. Whitford, Jr.
Associate General Counsel,
Assistant Secretary

(336) 335-7717
Fax (336) 335-7707

December 19, 2011

Via Overnight Mail

(Rev) Michael H, Crosby, OFMCap.
Corporate Responsibility Office
Province of St. Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee WI 53233

Re: Securities Exchange Act of 1934 – Section 14(a)
Shareholder Proposal – Special Ethics Committee

Dear Mr. Crosby:

I am writing on behalf of Lorillard, Inc., a Delaware corporation ("Lorillard") in connection with your letter dated December 2, 2011 (the "Letter") addressed to the Chairman, President & CEO of Lorillard Tobacco Company ("LTC"), Lorillard's wholly owned subsidiary proposing (the "Proposal") that "Lorillard Tobacco Company's Board of Directors create a special ethics committee to review any and all efforts of our Company to ensure shareholders that its products and product promotions, as far as is possible, are not undermining efforts of governments at any level to adopt laws and practices that will free Americans from the negative consequences of use of our tobacco products." The Proposal was received by us on December 7, 2011.

This letter is to notify you, on behalf of Lorillard pursuant to Rule 14a-8(f)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of your failure in various ways to satisfy to eligibly and procedural requirements of Rule 14a-8.

Rule 14a-8(b)(1) of Exchange Act, requires that, to be eligible to submit a proposal for a company's annual meeting, a shareholder must (i) have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date such shareholder submits the proposal and (ii) continue to hold those securities through the date of the meeting. In addition, under Rule 14a-8(b)(2)(i) if a proponent is not a registered shareholder of a company and has not made a filing with the SEC detailing the proponent's beneficial ownership of shares in the company (as described in Rule 14a-8(b)(2)(ii)), such proponent has the burden to prove that it meets the beneficial ownership requirements of Rule 14a-8(b)(1) by submitting to the company a written statement from the "record" holder of the securities verifying that, at the time the proponent submitted the proposal, the proponent continuously held the requisite amount of such securities for at least one year. In addition, the proponent must also include a statement that they intend to continue to hold the securities through the date of the meeting of the shareholders. A copy of Rule 14a-8 is attached hereto as Annex A for your reference.

The Letter stated that "the Province of St. Joseph of the Capuchin Order has continuously owned at least $2,000 worth of Lorillard Tobacco Company common stock for over one year and will be holding this stock through next year's annual meeting..." Based upon this statement, you have failed to satisfy the eligibility and procedural requirements of Rule 14a-8 for the following reasons:

(i) your statement relates to the ownership of LTC's common stock and LTC's common stock is not entitled be voted on the proposal at the meeting;

(ii) you did not enclose written proof of the required holdings of Lorillard's common stock from the record holder verifying that, in accordance with Rule 14a-8(b)(1), at the time the Proposal was submitted, the Province of St. Joseph of the Capuchin Order owned Lorillard's common stock for at least one year (although you stated that "verification of this ownership will be coming to you under separate cover," such verification language related to LTC's common stock and was never received); and

(iii) no statement was made complying with 14a-8(b) representing that the Province of St. Joseph of the Capuchin Order intends to hold Lorillard's common stock through the date of the Lorillard's 2012 annual meeting.

Rule 14a-8(f) requires that the above deficiencies be corrected within 14 calendar days from the date of receipt of this letter. If the deficiencies are not corrected, the Proposal will be excluded from our proxy statement. Your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date of receipt of this letter. Further, Lorillard hereby reserves its rights to exclude, or seek to exclude, the Proposal from its proxy statement on any other basis permitted by Rule 14a-8 should any such other basis exist in the event you cure the deficiencies noted in this letter in a manner permitted by Rule 14a-8.

If you have any questions, please do not hesitate to contact me (336) 335-7717. Thank you.

Sincerely,



Ronald O. Whitford, Jr.

Enclosure

cc: R. Milstein

Annex A

Electronic Code of Federal Regulations e-CFR

e-CFR Data is current as of December 14, 2011

Title 17: Commodity and Securities Exchanges

PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

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Exhibit D



FOURTH STREET PERFORMANCE PARTNERS
Independent Investment Consultants

December 22, 2011

Mr. Murray S. Kessler
Chairman, President and CEO
Lorillard Tobacco Company
714 Green Valley Road
P.O. Box 10529
Greensboro, NC 27404-0529

Dear Mr. Kessler:

RE: Province of St. Joseph of the Capuchin Order Corporate Responsibility Account

Fourth Street Performance Partners, Inc. is a SEC Registered Investment Advisor for the Province of St. Joseph of the Capuchin Order Corporate Responsibility Account. Enclosed please find verification of ownership letters from BNY Mellon and Charles Schwab and Company, both are DTC participants. The Province of St. Joseph of the Capuchin Order Corporate Responsibility Account changed custodians February 1, 2011, the shares were transferred in-kind for continuous ownership for at least one year and own at least $ 2,000.00 worth of Lorillard Tobacco Company.

The Province of St. Joseph of the Capuchin Order Corporate Responsibility Account has also informed us that they intend to hold the security through next year's annual meeting.

Please don't hesitate to call if you have any questions.

Sincerely,

Kenneth Dorger, CIMA
Co-President

KD/gb

[illegible] Garrard Street • Covington, Kentucky [illegible]
(859) 491 5556 • (800) 989 2722 • FAX (859) [illegible]



BNY MELLON
ASSET SERVICING

December 21, 2011

Murray S. Kessler, Chairman, President and CEO
Lorillard Tobacco Company
7145 Green Valley Road
Post Office Box 10529
Greenboro, NC 27404-0529

Dear Mr. Kessler,

This letter is confirmation that Province of St. Joseph of the Capuchin Order held an account with us until it was transferred February 1, 2011 to Charles Schwab en toto. One of the holdings in this account was Lorillard Tobacco Company. This is to further verify that this stock in Lorillard Tobacco Company was held continuously by us for the Province of St. Joseph of the Capuchin Order from the purchase date (10/14/10 trade date, 10/19/10 settlement date) through the transfer date of February 1, 2011. (45 shares)

Please contact me directly at 412-236-7012 with any questions.

Thank you.

Regards,

Marjorie A. Shoop

Marjorie Shoop
Client Service Officer, BNY Mellon
Custodian for Province of St. Joseph of the Capuchin Order

Cc: (Rev) Michael H. Crosby, OFMCap.
Province of St. Joseph of the Capuchin Order

charles **SCHWAB**

2423 E. Limcoln Drive
Phoenix, AZ 85306

December 22, 2011

Murray S. Kessler
Chairman, President and CEO
Lorillard Tobacco Company
714 Green Valley Road
Post Office Box 10529
Greensboro, NC 27404-0529

Dear Mr. Kessler:

The Province of St. Joseph of the Capuchin Order Corporate Responsibility Account with address 1820 Mt. Elliot Ave. Detroit, Michigan 48207 held at least $ 2000.00 of Lorillard Tobacco Company shares on the submission date of 12/02/2011. The shareholder held the required amount of securities continuously through Charles Schwab & Company Inc. since February 1, 2011.

Charles Schwab & Company Inc. holds shares with our custodian, the Depository Trust Company and our participant number is 164.

Thank you



Jana Tongson
2423 E. Lincoln Drive
Phoenix, AZ 85016
602-355-7674